UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Friday, March 28, 2025

Messrs.

Superintendence of the Securities Market

MATERIAL INFORMATION: Communication of Changes in the Participation and Charges of Related Parties

In accordance with the provisions of the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we communicate the following information:

Type of Body: General Shareholders’ Meeting

Date of Resolution: 03/28/2025

Description Significant Event : THE GENERAL MEETING OF SHAREHOLDERS APPROVED APPOINTING THE FIRM TANAKA, VALDIVIA Y ASOCIADOS, PARTNERS IN PERU OF EY, AS OUR EXTERNAL AUDITORS FOR THE 2025 FINANCIAL YEAR.

Type of Related Party: AUDITED COMPANY

Type of Movement: CHANGE

AUDITING FIRM: TANAKA, VALDIVIA & ASOCIADOS S. CIVIL DE R.L.

Initial Fiscal Year: 2024

Fiscal Year Ending Date: 2024

Ending Date: 03/28/2025

Period Evaluated: 2024

Type of Related Party: AUDITED COMPANY

Type of Movement: CHANGE

AUDITING FIRM: TANAKA, VALDIVIA & ASOCIADOS S. CIVIL DE R.L.

Initial Fiscal Year: 2025

Final Year: 2025

TYPE OF RELATIONSHIP	NAME	POSITION
AUDIT FIRM	TANAKA, VALDIVIA & ASOCIADOS S. CIVIL DE R.L.

Sincerely,

PEDRO ANGEL TORRES TORRES

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: March 31, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer